

July 29, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of The Select Sector SPDR® Trust, under the Exchange Act of 1934:

- The Communication Services Select Sector SPDR Premium Income Fund
- The Consumer Discretionary Select Sector SPDR Premium Income Fund
- The Consumer Staples Select Sector SPDR Premium Income Fund
- The Energy Select Sector SPDR Premium Income Fund
- The Financial Select Sector SPDR Premium Income Fund
- The Health Care Select Sector SPDR Premium Income Fund
- The Industrial Select Sector SPDR Premium Income Fund
- The Materials Select Sector SPDR Premium Income Fund
- The Real Estate Select Sector SPDR Premium Income Fund
- The Technology Select Sector SPDR Premium Income Fund
- The Utilities Select Sector SPDR Premium Income Fund

Sincerely,

Craig A. Marts

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com